BEN & JERRY'S HOMEMADE, INC. ADOPTS SHAREHOLDER RIGHTS PLANS

        SOUTH BURLINGTON, VT -- August 13, 1998 -- Ben & Jerry's Homemade, Inc. (NASDAQ NMS: BJICA) announced today that its Board of Directors has adopted shareholder rights plans for each of its Class A Common Stock and Class B Common Stock. Ben & Jerry's stated that the rights plans are designed to assure that Ben & Jerry's shareholders receive fair and equitable treatment in the event of an unsolicited attempt to acquire the company. Under the plans embodied in the two Rights Agreements, each holder of record of Class A Common Stock on August 14, 1998 will receive a dividend of one Class A right for each such share and each holder of record of Class B Common Stock on August 14, 1998 will receive a dividend of one Class B right for each such share. Shares of Class A Common Stock issued after that date will be issued with an attached Class A right and shares of Class B Common Stock issued after that date will be issued with an attached Class B right.

        Each right entitles shareholders to buy one share of Ben & Jerry's Class A or Class B Common Stock, as the case may be, at an exercise price of $80 per share, subject to adjustments for stock dividends, splits and similar events. The rights will be exercisable for shares of Ben & Jerry's stock if a person or group (an acquiring person) acquires 15% or more of the outstanding shares of Ben & Jerry's Class A and Class B common stock (taken together as a single class) or announces a tender or exchange offer that would result in an acquiring person owning 15% or more of the outstanding Class A and Class B common stock (taken together as a single class). The rights will be exercisable for the stock of an acquiring person if at any time after Ben & Jerry's has knowledge that any person has become an acquiring person, Ben & Jerry's is acquired in a merger or other business combination, or more than 25% of the assets or earning power of Ben & Jerry's is sold.

        The Board of Directors may redeem the rights at a redemption price of $.01 per right at any time prior to the earlier of the separation of the rights from underlying Class A or Class B Common Stock after a triggering event or July 30, 2008, and may freely amend the rights without approval of the holders of the Class A rights or the Class B rights, as the case may be, until the rights become exercisable, and thereafter to a much more limited extent. Distribution of the rights is not a taxable event to shareholders. Additional details regarding the respective shareholder rights plans will be outlined in letters that will be mailed to Class A and Class B shareholders respectively.

        Although Dreyer's Grand Ice Cream, Inc. had made overtures towards acquiring the Company earlier in 1998, Ben & Jerry's stated that the rights plans were not adopted in response to any outside effort to gain control of the company, and that it is not aware of any takeover attempt.

        Ben & Jerry's produces super premium ice cream, ice cream novelties, low-fat ice cream, low-fat and non-fat frozen yogurt, and sorbet using Vermont dairy products, Vermont spring water, and high quality natural ingredients. Ben & Jerry's products are distributed nationwide and in selected foreign countries in supermarkets, grocery stores, convenience stores, scoop shops, restaurants and other venues.